UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2005

Commission File Number: 333-120787

The Jean Coutu Group (PJC) Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Quebec ———————————————————————————————————
(Jurisdiction of incorporation or organization)

530 Bériault, Longueuil, Province of Quebec, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K of The Jean Coutu Group (PJC) Inc. (the “Company”)
consists of the Company’s unaudited interim financial statements including the
Management’s Discussion and Analysis of Financial Condition and Results of
Operations for the Company’s fiscal quarter ended February 26, 2005 attached as exhibit 1, the Company’s press release issued on April 11, 2005 attached as exhibit 2, the Certification of the Chief Executive Officer attached as Exhibit
3 and the Certification of the Principal Financial Officer attached as Exhibit and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Jean Coutu Group (PJC) Inc.

Date: April 12, 2005	By:	Kim Lachapelle
	Name:	Kim Lachapelle
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1	MD&A and Unaudited Financial Statements for the Fiscal Quarter ended February 26th, 2005
2	Press Release dated April 12, 2005
3	Certification of the Chief Executive Officer pursuant to Form 52-109FT2 of Canadian Regulation 52-109 Respecting Certification of Disclosure in Issuers’ Annual And Interim Filings
4	Certification of the Principal Financial Officer pursuant to Form 52-109FT2 of Canadian Regulation 52-109 Respecting Certification of Disclosure in Issuers’ Annual And Interim Filings